

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Constellium N.V.
Mr. Didier Fontaine , Chief Financial Officer
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

      Re: Constellium N.V.
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 18, 2016
              Form 6-K filed May 12, 2016
              File No. 1-35931

Dear Mr. Fontaine:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Accounting Branch Chief
              Office of Manufacturing and
              Construction